UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-40150

First High-School Education Group Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 1-1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228,

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

Date: November 22, 2024	By:	/s/ Guangzhou Zhao
	Name:	Guangzhou Zhao
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release
Exhibit 99.2	Agreement and Plan of Merger
Exhibit 99.3	Limited Guarantee

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